Exhibit 99.2

QUIPT HOME MEDICAL CORP.

CERTIFICATE

Pursuant to Section 2.20 of National Instrument 54-101

Reference is made to the Annual General & Special Meeting of the Shareholders (the “Meeting”) of Quipt Home Medical Corp. (the “Corporation”) scheduled to be held on March 27, 2024.

I, Hardik Mehta, as the duly appointed Chief Financial Officer of the Corporation, hereby certify on behalf of the Corporation and not in my personal capacity as follows:

1.	All proxy-related materials in connection with the Meeting have been sent in compliance with National Instrument 54-101 (“NI 54-101”) to all beneficial owners of the Corporation at least 21 days before the date fixed for the Meeting.

2.	The Corporation has arranged to carry out all of the requirements of NI 54-101 in addition to those described in item 1 above in connection with the Meeting.

3.	The Corporation is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of the time periods specified in Subsections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.

The term “beneficial owner” as used in this Certificate has the meaning given to it in NI 54-101.

DATED February 26, 2024.

QUIPT HOME MEDICAL CORP.

Per:	(signed) “Hardik Mehta”
Name: Hardik Mehta
Title: Chief Financial Officer